AB 3/16

15048891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., DC
404

SEC FILE NUMBER
8- ~~6275~~ 68275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regulus Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2687 44th Street SE
(No. and Street)

Kentwood	MI	49512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Yarch — 616-258-5003 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co. P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Rd SE, Ste 2A	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/18/15

OATH OR AFFIRMATION

I, Brian Yarch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regulus Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

HEATHER R CHRISTMANN
Notary Public, State of Michigan
County of Kent
My Commission Expires 10-06-2017
Acting in the County of Kent

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGULUS ADVISORS, LLC

FINANCIAL STATEMENTS

FOR YEAR ENDED
DECEMBER 31, 2014

EHTC
CPAs & Business Consultants

Echelbarger, Himebaugh, Tamm & Co., P.C.
5136 Cascade Rd. SE, Suite 2A, Grand Rapids, MI 49546
200 S. Court Ave., Ste. 2, Gaylord, MI 49735
616.575.3452 info@ehtc.com www.ehtc.com

REGULUS ADVISORS, LLC

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2014

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Regulus Advisors LLC
Kentwood, Michigan

Report on the Financial Statements

We have audited the accompanying financial statements of Regulus Advisors LLC (Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in members' equity, and changes in financial condition for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the auditing standards generally accepted in the United States of America as of and for the year ended December 31, 2014. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 or 800.404.2065 F: 616.575.3481
info@ehtc.com www.ehtc.com 5136 Cascade Rd. SE, Ste. 2A, Grand Rapids, MI 49546
■ 200 S. Court Ave., Ste. 2, P.O. Box 1154, Gaylord, MI 49734

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regulus Advisors LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Form X-17A-5 Part III and the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Form X-17A-5 Part III and the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

February 27, 2015

REGULUS ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	86,016
Receivables:		
Commissions		58,158
Representatives		4,678
Prepaid expenses		23,230
CRD accounts		10,798
TOTAL ASSETS	$	182,880

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Payables:		
Representatives	$	70,620
Other		16,660
Total Liabilities		87,280
MEMBERS' EQUITY:		
Paid-in capital		323,533
Retained earnings		(227,933)
Total Members' Equity		95,600
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	182,880

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:			
Commission Income	$ 1,016,355	95.24	%
Other revenue	50,841	4.76	
Total Revenues	1,067,196	100.00	
EXPENSES:			
Representative Compensation	904,791	84.78	
Payroll Service Fee	2,008	0.19	
Finance Charges	1,601	0.15	
Consulting Fees	19,721	1.85	
Dues and Subscriptions	3,245	0.30	
Regulatory Expenses	61,196	5.73	
Professional Fees	30,000	2.81	
Computer and Internet Expenses	25,684	2.41	
Rent Expense	9,300	0.87	
Printing and Reproduction	837	0.08	
Office Supplies	53	-	
Telephone Expense	2,400	0.22	
Business Licenses and Permits	35	-	
Insurance Expense	45,487	4.26	
Total Expenses	1,106,358	103.65	
NET LOSS	$ (39,162)	(3.65)	%

REGULUS ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Paid-in Capital	Retained Earnings	Net Loss
Balance at January 1, 2014	$ 304,533	$ (188,771)	$ -
Additional paid in capital	19,000	-	-
Net loss	-	-	(39,162)
Balance at December 31, 2014	$ 323,533	$ (188,771)	$ (39,162)

See Independent Auditor's Report
See notes to financial statements

Total Members' Equity
$ 115,762
19,000
(39,162)
$ 95,600

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (39,162)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
(Increase) decrease in:	
Receivables	(62,836)
Prepaid Expenses	(23,230)
CRD Daily Account	(10,798)
Increase (decrease) in:	
Accounts Payable	16,660
Commissions Payable	70,620
NET CASH USED BY OPERATING ACTIVITIES	(48,746)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from Members	19,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	19,000
DECREASE IN CASH	(29,746)
CASH, Beginning of Year	115,762
CASH, End of Year	$ 86,016

See Independent Auditor's Report
See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Regulus Advisors, LLC formed on December 22, 2008 ("Date of inception"), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation. Prior to March 2014, Regulus Advisors, LLC was a Development Stage Company and had not commenced operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services. The company clears its securities through American Northcoast Securities, under a tri-party agreement with Pershing, LLC. The Company offers services through direct relationships with vendors and product sponsors.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value.

FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – inputs are unobservable inputs for the asset or liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER COMPREHENSIVE INCOME

The Company complies with provisions of FASB ASC 220, *Comprehensive Income*, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Accumulated other comprehensive income/loss must be reported on the face of the financial statements. Total comprehensive income (loss) for the year ended December 31, 2014 was $0.

ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit which was twelve months for 2014.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

3. CASH

Substantially all cash is on deposit with one financial institution. At various times during the year, the Company's cash in bank balances exceeds the Federally Insured limits. At December 31, 2014, the Company bank balance totaled $86,898 of which $0 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

4. DEPOSIT WITH CLEARING BROKER

The Company clears through American NorthCoast securities through a tri-party agreement with Pershing and is required to maintain deposit account with the clearing broker.

5. ADVERTISING COSTS

Advertising expense charged to operations totaled $0 for the year ended December 31, 2014.

6. INCOME TAXES

The Company is a limited liability company. In lieu of federal and state corporate income taxes the members are taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. The Company may be liable to state income taxes in the future.

6. INCOME TAXES (CONTINUED)

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability in the Company has taken an uncertain position that more likely than no would not be sustained upon examination by the applicable taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be take that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $5000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $61,876 which was $56,876 in excess of the required net capital of $5000, and the Company's aggregate indebtedness to net capital ratio was 1.41 to 1.

8. RELATED PARTY TRANSACTIONS

The Company rents office space from a related limited liability company under an operating lease agreement, as disclosed in 9.

9. OPERATING LEASES

The Company rents office space from a related party under an operating lease agreement that expired September 30, 2014. Monthly rental rates were $200. Rent payments under the operating lease totaled $1,800 for the year ended December 31, 2014.

The Company signed a two year lease agreement for office space form a related party commencing on October 1, 2014. The lease agreement expires on September 30, 2016, and renews automatically unless cancelled in writing, at a current monthly rent of $2,500. Rent payment under this operating lease totaled $7,500 for the year ended December 31, 2014.

The following schedule details future minimum lease payments as of December 31, 2014 for operating leases with initial or remaining lease terms in excess of one year.

For the year ending December 31:	2015	$ 30,000
	2016	22,500
		$ 52,500

10. MAJOR PRODUCTS

During the year ended December 31, 2014, the Company's revenues were substantially from two product types which accounted for approximately 81% of revenues.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2015, the date the financial statements were available to be issued.

12. CONTINGENCIES

The Company is involved in certain legal actions arising in the ordinary course of business. In addition, the Company is also involved in a routine regulatory examination. Management believes, based on the advice of legal counsel, that such litigation and claims and regulatory examinations will be resolved without a material effect on the Company's financial position. As of February 2015 the legal action was dismissed without a material effect on the Company's financial position.

REGULUS ADVISORS, LLC
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

NET CAPITAL:		
Total members' equity	$	95,600
Total capital qualified for net capital		95,600
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Non-allowable commissions		5,816
Representatives		4,678
Prepaid expenses		23,230
TOTAL NET CAPITAL	$	61,876
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$	16,660
Commissions Payable		70,620
TOTAL AGGREGATE INDEBTEDNESS	$	87,280
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement	$	5,000
Minimum net capital required	$	5,000
Excess net capital at 1,500 percent	$	56,876
Excess net capital at 1,000 percent	$	53,148
Ratio: Aggregate indebtedness to net capital		1.41

Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE II –
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3

February 27, 2015

Board of Directors
Regulus Advisors LLC
Kentwood, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of Regulus Advisors LLC (the Company), as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 or 800.404.2065 F: 616.575.3481
info@ehtc.com www.ehtc.com 5136 Cascade Rd. SE, Ste. 2A, Grand Rapids, MI 49546
■ 200 S. Court Ave., Ste. 2, P.O. Box 1154, Gaylord, MI 49734

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

EHTC
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2015

To the Board of Directors
Regulus Advisors LLC
2687 44th Street SE, Ste. 101
Kentwood, MI 49512

We have reviewed management's statements, included in the accompanying Regulus Advisors, LLC Exemption Report, in which (1) Regulus Advisors LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Regulus Advisors LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis", (the "exemption provisions") and (2) Regulus Advisors LLC stated that Regulus Advisors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Regulus Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regulus Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 or 800.404.2065 F: 616.575.3481
info@ehtc.com www.ehtc.com 5136 Cascade Rd. SE, Ste. 2A, Grand Rapids, MI 49546
■ 200 S. Court Ave., Ste. 2, P.O. Box 1154, Gaylord, MI 49734

REGULUS
ADVISORS

Phone: 877.504.7066
Fax: 616.458.7402
2687 44th St. SE
Kentwood, MI 49512

REGULUS ADVISORS, LLC

MANAGEMENT STATEMENT REGARDING EXEMPTION FROM SEC RULE 15c3-3

YEAR ENDED DECEMBER 31, 2014

We, as members of management of Regulus Advisors, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

Regulus Advisors, LLC

J. Lawrence Taunt, President

EHTC
CPAs & Business Consultants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES TO USA FINANCIAL SECURITIES CORPORATION'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

February 27, 2015

To the Board of Directors
Regulus Advisors, LLC
2687 44th Street SE, Ste. 101
Kentwood, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Regulus Advisors, LLC (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check stubs and printouts of online bank statements) noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and engagement documentation noting no differences or adjustments in the Company prepared Form SIPC-7.

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 or 800.404.2065 F: 616.575.3481
info@ehtc.com www.ehtc.com 5136 Cascade Rd. SE, Ste. 2A, Grand Rapids, MI 49546
■ 200 S. Court Ave., Ste. 2, P.O. Box 1154, Gaylord, MI 49734

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and engagement documentation (the Company's year-end audited income statement) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2567*********************MIXED AADC 220
068275 FINRA DEC
REGULUS ADVISORS LLC
2687 44TH ST SE STE 101
KENTWOOD MI 49512-3876

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 757.70

B. Less payment made with SIPC-6 filed (**exclude interest**) (—)

____
Date Paid

C. Less prior overpayment applied (~~757.70~~)

D. Assessment balance due or (overpayment) 757.70

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 757.70

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 757.70

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regulus Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 27th day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 737,926
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	413,848
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	21,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	434,848
2d. SIPC Net Operating Revenues	$ 303,078
2e. General Assessment @ .0025	$ 757.70 (to page 1, line 2.A.)